SECURITIES AND EXCHANGE COMMISSION
                                          Washington, D.C. 20549


                                              SCHEDULE 13D
                                Under the Securities Exchange Act of 1934

					TOTALSOFT ACQUISITION GROUP, INC.
                                             (Name of Issuer)

                                               COMMON STOCK
                                       (Title of Class of Securities)

                                                   N/A
                                              (CUSIP Number)


                 MARK H. RHYNES 1522 W. MANCHESTER AVENUE LOS ANGELES, CA 9004 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                             MAY 18, 2008
                       (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),Rule 13d-1(f) or Rule 13d-1(g), check the following box.

The remainder of this cover page shall be filled out for a reporting person initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).



(1)
           Names of reporting persons
           I.R.S. Identification Nos. of above persons (entities only). Mark H. Rhynes
----------------------------------------------------------------------

(2)
Check the appropriate box if a member of a group
(a)
?
(b)
?
Not applicable
----------------------------------------------------------------------

(3)
SEC use only:

----------------------------------------------------------------------

(4)
Source of funds
PF
----------------------------------------------------------------------

(5)
Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

        Not applicable

----------------------------------------------------------------------
(6)
Citizenship or place of organization
United States

----------------------------------------------------------------------

Number of

	(7)
		Sole Voting Power:
				9,500,000
Shares
Beneficially

	(8)
		Shared Voting Power:
				Nil
Owned by
Each
	(9)

		Sole Dispositive Power:
				9,500,000
Reporting
Person With

	(10)
		Shared Dispositive Power:
				Nil
-----------------------------------------------------------------------

(11)
	Aggregate Amount Beneficially Owned by Each Reporting Person:
	9,500,000
-----------------------------------------------------------------------

(12)
	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
??
------------------------------------------------------------------------
(13)
Percent of Class Represented by Amount in Row (11):
0

-----------------------------------------------------------------------















(14)
Type of Reporting Person:
IN
-----------------------------------------------------------------------
Notes:

(1)

Based on 9,500,000 shares of the Issuer's common stock issued and outstanding as of the date hereof.

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the
Securities Exchange Act of 1934 , as amended (the " 1934 Act ").   is sometimes
referred to herein as the " Reporting Person ."


ITEM 1.
SECURITY AND ISSUER

This statement relates to the voting common stock, no par value,of (the "Issuer").The Issuer maintains its principal executive offices at

1522 W. Manchester Avenue Los Angeles, CA  90047

ITEM 2.
IDENTITY AND BACKGROUND

(a)

Name:

This statement is filed by : Mark H. Rhynes

(b)

Residence or Business Address: 633 West 5th Street Floor 28,  Los Angeles, CA
90071


(c)

Present Principal Occupation or Employment
            Registered Representative

(d)

Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship:

The Reporting Person is a citizen of the United States.


ITEM 3.
SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person acquired 9,500,000 shares of the Issuer's common stock for compensation of organization cost.

ITEM 4.
PURPOSE OF TRANSACTION

The Reporting Person acquired shares of the Issuer as described above in Item 3 as an officer and director of the Issuer and as part of the Reporting Person's payment for initial organizationalcost paid by Reporting Person.


ITEM 5.
INTEREST IN SECURITIES OF THE ISSUER

For the purposes of this statement, the Reporting Person is reporting herein that as of the date hereof, the Reporting Person was the beneficial owner of 9,500,000 (or 95%) of the Issuer's common stock.

(b)

For the purposes of this statement, the Reporting Person is reporting herein that as of the date hereof, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 9,500,000 (or 100%) of the Issuer's common stock.

(c)

As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d)

As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)

Not applicable.


ITEM 6.
CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements,puts or calls,guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.
MATERIAL TO BE FILED AS EXHIBITS

Not applicable


						SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 31, 2008





				By:     /s/     Mark H. Rhynes
			----------------------------------------------------------
                 				Mark H. Rhynes
			-----------------------------------------------------------
						   Name

						   CEO
			-----------------------------------------------------------
						  Title